

October 25, 2010

Rick E Winningham
Chief Executive Officer
Theravance, Inc.
901 Gateway Blvd.
South San Francisco, CA 94080

> **Re:** **Theravance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2010**
> **File No. 000-30319**

Dear Mr. Winningham:

We have reviewed your response filed September 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments we may have additional comments.

Definitive Proxy on Schedule 14A

Annual Incentive Compensation, page 35

1. We note your response to our prior comment 4. Notwithstanding your disclosure in general terms of your named executive officers' performance goals for the 2009 bonus program, however, a more specific description of each of the goals and the extent of actual achievement of these objectives is necessary for investors to judge for themselves whether bonus awards were reasonably tied to performance. Therefore, please confirm that you will include in next year's CD&A disclosure and thereafter:

   - Each of the specific, binary performance goals that was set for use in determining the officer's performance, disclosed with sufficient detail that investors understand what was required of the officer to earn his or her bonus;
   - The weighting assigned to each of those goals, if the goals did not apply equally; and

- Whether each of the goals was achieved or not achieved, such that a reader can understand how the aggregate level of achievement for each officer was computed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director